SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 6)*

Acutus Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

005111109

(CUSIP Number)

Deerfield Management Company, L.P.

Attn: Legal Department

345 Park Avenue, 12th Floor

New York, New York 10010

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

50 Rockefeller Plaza

New York, New York 10020

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 005111109	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
AF	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,731,096 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,731,096 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,731,096 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of (i) 1,622,143 shares of common stock, (ii) 1,816,446 shares of common stock issuable upon conversion of 1,816.4460 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 2,292,507 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,731,096 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,731,096 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,731,096 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.54%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of (i) 1,622,143 shares of common stock, (ii) 1,816,446 shares of common stock issuable upon conversion of 1,816.4460 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 2,292,507 shares of common stock issuable upon exercise of warrants. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,895,263 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,895,263 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,895,263 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of (i) 1,026,243 shares of common stock, (ii) 948,395 shares of common stock issuable upon conversion of 948.3950 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 1,920,625 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Partners, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,895,263 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,895,263 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,895,263 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

(4) Comprised of (i) 1,026,243 shares of common stock, (ii) 948,395 shares of common stock issuable upon conversion of 948.3950 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 1,920,625 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Partners, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,677,857 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,677,857 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,677,857 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.22%
14	TYPE OF REPORTING PERSON PN

(5) Comprised of (i) an aggregate of 2,648,386 shares of common stock, 2,764,841 shares of common stock issuable upon conversion of 2,764.8410 shares of Series A Common Stock Equivalent Convertible Preferred Stock and 434,114 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P and (ii) 51,498 shares and shares of common stock underlying stock options held by Andrew ElBardissi which are exercisable or will become exercisable or otherwise vest within 60 days, which shares and options are held for the benefit and at the direction of Deerfield Management Company, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,677,857 (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,677,857 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,677,857 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.22%
14	TYPE OF REPORTING PERSON IN

(6) Comprised of (i) an aggregate of 2,648,386 shares of common stock, 2,764,841 shares of common stock issuable upon conversion of 2,764.8410 shares of Series A Common Stock Equivalent Convertible Preferred Stock and 434,114 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P and (ii) 51,498 shares and shares of common stock underlying stock options held by Andrew ElBardissi which are exercisable or will become exercisable or otherwise vest within 60 days, which shares and options are held for the benefit and at the direction of Deerfield Management Company, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 005111109	8 of 11 Pages

This Amendment No. 6 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Management Company, L.P. (“Deerfield Management”) and (vi) James E. Flynn, a natural person (“Flynn” and, collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners and Deerfield Management, the “Reporting Persons”), as amended by Amendment Nos. 1, 2, 3, 4 and 5 thereto (as previously amended, the “Schedule 13D”), with respect to the common stock of Acutus Medical, Inc. Deerfield Private Design Fund III and Deerfield Partners are collectively referred to herein as the “Deerfield Funds”. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)

	(1)	Deerfield Mgmt III

		Number of shares:	5,731,096 (comprised of shares of Common Stock, shares of Common Stock underlying Series A Common Equivalent Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund III)
		Percentage of shares:	5.54%*

	(2)	Deerfield Private Design Fund III

		Number of shares:	5,731,096
		Percentage of shares:	5.54%*

	(3)	Deerfield Mgmt

		Number of shares:	3,895,263 (comprised of shares of Common Stock, shares of Common Stock underlying Series A Common Equivalent Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Partners)
		Percentage of shares:	4.9%*

	(4)	Deerfield Partners

		Number of shares:	3,895,263
		Percentage of shares:	4.9%*

	(5)	Deerfield Management

		Number of shares:	9,677,857 (comprised of shares of Common Stock, shares of Common Stock underlying Series A Common Equivalent Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund III and Deerfield Partners, together with shares of Common Stock underlying options held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management)
		Percentage of shares:	9.22%*

	(6)	Flynn

		Number of shares:	9,677,857 (comprised of shares, and shares underlying warrants, held by Deerfield Private Design Fund III and Deerfield Partners, together with shares and shares underlying options held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management)
		Percentage of shares:	9.22%*

CUSIP No. 005111109	9 of 11 Pages

(b)

	(1)	Deerfield Mgmt III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,731,096
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,731,096

	(2)	Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,731,096
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,731,096

	(3)	Deerfield Mgmt

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 3,895,263
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 3,895,263

	(4)	Deerfield Partners

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 3,895,263
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 3,895,263

	(5)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 9,677,857
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 9,677,857

	(6)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 9,677,857
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 9,677,857

Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III and Deerfield Management.   Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III and Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Management is the investment manager of the Deerfield Funds. Stock options and shares of Common Stock held by Andrew ElBardissi, an employee of Deerfield Management and a director of the Company, are held for the benefit and at the direction of Deerfield Management.

CUSIP No. 005111109	10 of 11 Pages

*Percentage beneficial ownership reported herein reflects 29,259,086 shares of Common Stock outstanding as of August 2, 2023, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023.

(c) Except as set forth in Items 3, 4 and 6 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following under the caption “Credit Agreement”

On November 8, 2023, the Company announced its intention to (i) reallocate capital from its mapping and ablation businesses to its left-heart access distribution relationship with Medtronic, Inc., (ii) wind down its mapping and ablation businesses and (iii) make a corresponding reduction in workforce (each of the foregoing transactions (as more fully described in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 8, 2023, collectively, the “Specified Restructuring Transactions”). In connection with its plan to undertake the Specified Restructuring Transactions, the Company requested that the Participating Funds take certain actions under the Amended and Restated Credit Agreement to facilitate the Specified Restructuring Transactions. Following such request and related discussions among the parties, on November 8, 2023, the Participating Funds and the Company entered into Amendment No. 2 (“Amendment No. 2”) to the Amended and Restated Credit Agreement, pursuant to which certain covenants contained in the Amended and Restated Credit Agreement were modified, among other things, to further limit the amount of indebtedness that the Company and the other Loan Parties can incur without the Participating Funds’ consent, expand the prohibition under the Amended and Restated Credit Agreement against certain acquisitions, amend the amortization schedule for the outstanding loans and modify minimum liquidity requirements. Amendment No. 2 also provided for payment of a cash fee to the Participating Funds.

The foregoing summary of Amendment No. 2 is not complete and is qualified in its entirety by reference to the full text of the Amended and Restated Credit Agreement, a copy of which is filed (or incorporated by reference) as Exhibit 12 to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 12

Amendment No. 2 to Amended and Restated Credit Agreement, dated November 8, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2023)

CUSIP No. 005111109	11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2022

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner
By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT, L.P.
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact